Exhibit 12.1

PETROLEUM DEVELOPMENT CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended
	September 30,	Year Ended December 31,
	2009	2008		2007		2006		2005		2004
		(dollars in thousands)
Earnings
Income (loss ) from continuing operations before income taxes	$(102,604)	$168,221		$42,631		$379,800		$51,918		$35,001
Fixed charges (see below)	28,340	31,583		12,796		4,187		317		338
Amortization of capitalized interest	766	744		366		52		-		-
Interest capitalized	(733)	(2,618)		(3,023)		(1,620)		-		-
Total adjusted earnings (loss) available for fixed charges	$(74,231)	$197,930		$52,770		$382,419		$52,235		$35,339

Fixed Charges
Interest and debt expense (a)	$27,024	$28,132		$9,279		$2,443		$217		$238
Interest capitalized	733	2,618		3,023		1,620		-		-
Interest component of rental expense (b)	583	833		494		124		100		100
Total fixed charges	$28,340	$31,583		$12,796		$4,187		$317		$338

Ratio of Earnings to Fixed Charges	- (c)	6.3	x	4.1	x	91.3	x	164.8	x	104.6	x

___________

 (a) Represents interest expense on long-term debt and amortization of debt discount and issuance costs.
(b) Represents the portion of rental expense which we believe represents an interest component.
(c) For the nine months ended September 30, 2009, earnings were insufficient to cover total fixed charges by $102.6 million.